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                             UNDERWRITING AGREEMENT


     This offering will be self-underwritten to save the commission expenses incurred by using an outside underwriter.

     The sales of this offering will be through Regulation SB, Form SB-2. No officers or directors will receive compensation or commission from the sales of this offering. This offering will only be sold by the following officers of the Company;

GARRY OGLESBEE                     LEONARD MITCHELL
1408 KIT CARSON DR.                15029 SUNDANCE
GALLOP, NM.  87301                 WICHITA, KS.  67230



     It is the intention of the Company to apply for acceptance to trade this security on the Bulletin Board. There can be no assurance made as to a market for this security or that this security will actually trade on such market.

Expenses of this offering payable by The Company is estimated to be $155,000.